TSMC Reports Third Quarter EPS of NT$6.03

Hsinchu, Taiwan, R.O.C., - Oct. 14, 2021 – TSMC (TWSE: 2330, NYSE: TSM) today announced consolidated revenue of NT$414.67 billion, net income of NT$156.26 billion, and diluted earnings per share of NT$6.03 (US$1.08 per ADR unit) for the third quarter ended September 30, 2021.

Year-over-year, third quarter revenue increased 16.3% while net income and diluted EPS both increased 13.8%. Compared to second quarter 2021, third quarter results represented a 11.4% increase in revenue and a 16.3% increase in net income. All figures were prepared in accordance with TIFRS on a consolidated basis.

In US dollars, third quarter revenue was $14.88 billion, which increased 22.6% year-over-year and increased 12.0% from the previous quarter.

Gross margin for the quarter was 51.3%, operating margin was 41.2%, and net profit margin was 37.7%.

In the third quarter, shipments of 5-nanometer accounted for 18% of total wafer revenue; 7-nanometer accounted for 34%. Advanced technologies, defined as 7-nanometer and more advanced technologies, accounted for 52% of total wafer revenue.

“Our third quarter business was mainly supported by strong demand across all four growth platforms, which are smartphone, HPC, IoT and Automotive-related applications,” said Wendell Huang, VP and Chief Financial Officer of TSMC. “Moving into fourth quarter 2021, we expect our business to be supported by strong demand for our industry-leading 5nm technology.”

Based on the Company’s current business outlook, management expects the overall performance for fourth quarter 2021 to be as follows:

˙ Revenue is expected to be between US$15.4 billion and US$15.7 billion;

And, based on the exchange rate assumption of 1 US dollar to 28.0 NT dollars,

˙ Gross profit margin is expected to be between 51% and 53%;

˙ Operating profit margin is expected to be between 39% and 41%.

The above guidance includes expenses related to TSMC’s donation of vaccines, which impacts operating margin by approximately one percentage point in the fourth quarter.

TSMC’s 2021 third quarter consolidated results:

(Unit: NT$ million, except for EPS)
	3Q21	3Q20	YoY	2Q21	QoQ
	Amount[a]	Amount	Inc. (Dec.) %	Amount	Inc. (Dec.) %
Net sales	414,671	356,426	16.3	372,145	11.4
Gross profit	212,746	190,494	11.7	186,197	14.3
Income from operations	171,004	150,048	14.0	145,667	17.4
Income before tax	173,852	155,124	12.1	149,391	16.4
Net income	156,259	137,310	13.8	134,359	16.3
EPS (NT$)	6.03[b]	5.30[b]	13.8	5.18[b]	16.3
a: 3Q2021 figures have not been approved by Board of Directors
b: Based on 25,930 million weighted average outstanding shares

About TSMC

TSMC pioneered the pure-play foundry business model when it was founded in 1987, and has been the world’s leading dedicated semiconductor foundry ever since. The Company supports a thriving ecosystem of global customers and partners with the industry’s leading process technologies and portfolio of design enablement solutions to unleash innovation for the global semiconductor industry. With global operations spanning Asia, Europe, and North America, TSMC serves as a committed corporate citizen around the world.

TSMC deployed 281 distinct process technologies, and manufactured 11,617 products for 510 customers in 2020 by providing broadest range of advanced, specialty and advanced packaging technology services. TSMC is the first foundry to provide 5-nanometer production capabilities, the most advanced semiconductor process technology available in the world. The Company is headquartered in Hsinchu, Taiwan. For more information please visit https://www.tsmc.com.

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TSMC Spokesperson:	Media Contacts:

Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Hui-Chung Su Public Relations Tel: 886-3-563-6688 ext. 7125033 Mobile: 886-988-930-039 E-Mail: hcsuq@tsmc.com	Michael Kramer Public Relations Tel: 886-3-563-6688 ext. 7125031 Mobile: 886-988-931-352 E-Mail: pdkramer@tsmc.com